The Joint Annual Meeting of Shareholders of the Common Shares of Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund, First Trust Energy Income and Growth Fund, First Trust Enhanced Equity Income Fund, First Trust/Aberdeen Global Opportunity Income Fund, First Trust Mortgage Income Fund, First Trust Strategic High Income Fund II, First Trust/Aberdeen Emerging Opportunity Fund, First Trust Specialty Finance and Financial Opportunities Fund, First Trust Active Dividend Income Fund, First Trust High Income Long/Short Fund and First Trust Energy Infrastructure Fund was held on April 18, 2012 (the "Annual Meeting"). At the Annual Meeting, Trustees Richard E. Erickson and Thomas R. Kadlec were elected by the Common Shareholders of the Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund as Class I Trustees for three-year terms expiring at the Fund's annual meeting of shareholders in 2015. The number of votes cast in favor of Mr. Erickson was 7,510,453, the number of votes against was 194,107 and the number of abstentions was 828,725. The number of votes cast in favor of Mr. Kadlec was 7,507,251, the number of votes against was 197,309, and the number of abstentions was 828,725. James A. Bowen, Niel B. Nielson and Robert F. Keith are the other current and continuing Trustees.